Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2007 (1)	2008 (1)	2009 (1)	2010 (1)	2011 (1)

Income before extraordinary item	$395	$446	$372	$442	$770
Equity in earnings of unconsolidated affiliates, net of distributions	(13)	(51)	(3)	13	8
Income taxes	193	277	176	263	404
Capitalized interest	(22)	(12)	(4)	(9)	(4)
	553	660	541	709	1,178

Fixed charges, as defined:
Interest	632	604	644	621	583
Capitalized interest	22	12	4	9	4
Interest component of rentals charged to operating expense	16	15	12	26	14
Total fixed charges	670	631	660	656	601

Earnings, as defined	$1,223	$1,291	$1,201	$1,365	$1,779

Ratio of earnings to fixed charges	1.83	2.05	1.82	2.08	2.96
________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 is interest income of $4 million, interest expense of $9 million, interest income of $3 million, interest expense of $9 million and interest income of $12 million, respectively, which is included in income tax expense.